

02005861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
354
WASH, D.C. SECTION

OMB Number:	3235-0123
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SEC FILE NUMBER
8- 02671

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: new name: Helfant Group Inc

former name W & D SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center Plaza III Suite 704
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City) CA (State) 90071-1568 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/20

OATH OR AFFIRMATION

I, Virginia M. Redding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W & D SECURITIES, INC., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



MERRILYNN DUDECZKA
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/2003

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



W & D SECURITIES, INC.
(SEC Identification No. 8-2671)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a public document.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
W & D Securities, Inc.:

We have audited the accompanying statement of financial condition of W & D Securities, Inc. (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W & D Securities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2002



W & D SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	3,316
Securities borrowed		6,086
Exchange memberships, at cost (market value of $2,269)		117
Due from affiliates		2,791
Other assets		1,924
	$	14,234
Liabilities and Stockholders' Equity		
Securities loaned	$	6,086
Due to affiliates		1,174
Accounts payable and accrued expenses		3,230
Total liabilities		10,490
8% cumulative preferred stock of $802.93 par value. Authorized, issued and outstanding 1,622 shares		1,302
Common stock of $.05 par value. Authorized 200,000 shares; issued and outstanding 81,383 shares		4
Additional paid-in capital		6
Retained earnings		2,432
Total stockholders' equity		3,744
	$	14,234

See accompanying notes to statement of financial condition.

W & D SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

W & D Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. All of the preferred stock of the Company is owned by Jefferies Group, Inc. All of the common stock is owned by a sole stockholder who is an officer of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange and other exchanges for Jefferies & Company, Inc., a subsidiary of Jefferies Group, Inc., and ITG Inc.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(a) Securities Transactions

Transactions in securities, commission revenues and related expenses are recorded on a trade-date basis.

(b) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

(c) Securities Borrowed and Securities Loaned

The Company has an active securities borrowed and lending matched book business (Matched Book), in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's financial statements. The Company earns interest revenues on this cash collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's financial statements. The Company pays interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of the Company's interest revenues and interest expense results from the Matched Book activity. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(d) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company primarily files separate federal, state and city tax returns.

(e) ***New Accounting Standard on Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***

Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. SFAS No. 140 requires a debtor to (a) reclassify financial assets pledged as collateral and report those assets in its statement of financial condition separately from other assets not so encumbered if the secured party has the right by contract or custom to sell or repledge the collateral and (b) disclose assets pledged as collateral that have not been reclassified and separately reported in the statement of financial condition.

This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures about securitizations and collateral accepted need not be reported for periods on or before December 15, 2000, for which financial statements are presented for comparative purposes. On December 31, 2000, the Company implemented this statement without a material impact on the Company.

(f) ***New Accounting Standards on Business Combinations and Goodwill and Other Intangible Assets***

SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is now prohibited. Second, SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which, for companies with calendar year ends, is January 1, 2002. The implementation of these statements did not have a material impact on the Company.

(g) ***New Accounting Standards on Accounting for Asset Retirement Obligations***

SFAS No. 143, *Accounting for Asset Retirement Obligations*, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this Statement is not expected to have a material impact on the Company.

(h) ***New Accounting Standards on Accounting for the Impairment or Disposal of Long-Lived Assets***

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30,

Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This Statement also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this Statement generally are to be applied prospectively. The implementation of this statement is not expected to have a material impact on the Company.

(i) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare this financial statement in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Income Taxes

Deferred income taxes are provided for temporary differences in reporting certain items, principally state income taxes, and give rise to the deferred tax asset of $45,000 included in other assets.

There was no valuation allowance for deferred tax assets as of December 31, 2001. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(3) Preferred Stock

In 2001, the Company declared dividends on the 8% cumulative preferred stock in the amount of $105,000. Included in accounts payable and accrued expenses are preferred dividends in arrears amounting to $1,133,000.

(4) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by Jefferies Group, Inc. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 60% in equities and 40% in fixed income securities.

Jefferies Group, Inc. also incurs expenses related to various other benefit plans covering substantially all employees, including an Employee Stock Purchase Plan (ESPP) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

(5) Related Party Transactions

The Company received execution fees from Jefferies & Company, Inc. and ITG Inc.

The Company paid licensing fees to ITG Inc. The Company also paid administrative service charges to Jefferies & Company, Inc. Substantially all occupancy and equipment rental expense is paid to Jefferies Group, Inc.

The Company received interest income from Jefferies & Company, Inc.

Jefferies & Company, Inc. is the counterparty on all securities borrowed transactions.

Jefferies Partners Opportunity Fund, LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC (the "Funds") are the counterparties on all securities loaned transactions. The Company paid interest to the Funds in relation to the securities loaned transactions.

(6) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2001, the Company had net capital of $2,193,000, which was $1,943,000 in excess of required net capital.

(8) Subsequent Event - Merger with Helfant

On January 14, 2002, the Company merged with Lawrence Helfant, Inc., and the Company, which was the surviving entity, was renamed Helfant Group, Inc.